

VOZROZHDENIE BANK

File № 82-4257

RECEIVED

2010 APR -8 P 12:06

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

17.02.2010
1108/3076

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,



Alexander V.Dolgopolov
Deputy Chairman of the Board



Access to the quarterly report of the securities issuer

February 15, 2010

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name of the document, access to which is provided:
Quarterly report of the securities issuer for Q4 2009
2.2. Date of publishing the quarterly report at the web-page used by the issuer for information disclosure.
February 15, 2010
2.3. The procedure of providing the interested persons with the copies of the quarterly report. Shareholders and other interested persons can get copies of the quarterly report at their written request for a fee not exceeding the cost of making such copies within a period not exceeding 7 days from the date of the written request.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Lyudmila A. Goncharova
3.2. February 15, 2010	Stamp	

List of affiliated persons published on the Bank's web-site

January 14, 2010

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. The type of document published by the joint-stock company on its web-site: The list of affiliated persons of Bank Vozrozhdenie made according to the results of Q4 2009.
2.2. The date of publishing of affiliated persons list on the Internet page:
January 14, 2010

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. January 14, 2010	Stamp	